EXHIBIT 99.1

BANK OF BERMUDA OPENS OFFICE IN JAPAN CAPITALISING ON ITS
20-YEAR PRESENCE IN THE MARKET

(Hong Kong, 1 September 2003) — Bank of Bermuda (NASDAQ: BBDA; BSX:BOB), one of Asia’s leading providers of fund administration, trust, custody, asset management and banking services, today announced that its Global Fund Services (GFS) division has opened a branch office of a new wholly-owned subsidiary in Japan. Bermuda Global Fund Services Limited, Tokyo branch, is located in Tokyo and will act as the liaison between Bank of Bermuda’s GFS division worldwide and its clients in Japan.

The Bank has built relationships with Japanese clients over the past 20 years via its Asian network servicing their offshore fund requirements. As a result, it has developed specialist knowledge that can be utilised to meet the growing needs of the Japanese market, particularly in the alternative investment funds arena.

The office will be headed by Hideki Hashiguchi, a Japanese national who has been based in Hong Kong with Bank of Bermuda for the last three years and who has been responsible for the development of the Bank’s Japanese GFS business. Mr Hashiguchi has more than 18 years experience with a number of key financial institutions in both Japan and Asia.

Bermuda Global Fund Services Limited, Tokyo branch, will promote the fund administration services of other Bank of Bermuda Group offices to offshore investment vehicles that are promoted, distributed and/or managed by Japanese institutions. Additionally, it will maintain and develop relationships with Japanese fund sponsors, managers and advisers.

Commenting on the prospects of the Japanese market, Mr. Hashiguchi said: “Japan’s offshore investment funds industry looks set to grow substantially over the next decade and GFS is ideally positioned to capitalise on that growth. Japanese fund managers use offshore fund vehicles extensively in their investment strategies because they allow greater flexibility of operation than

PRESS RELEASE

domestic structures. At the same time, the Employees Pension Fund Association has allowed state retirement schemes to invest in alternative investment products since September 2002. Pressure for returns from what is one of the world’s most rapidly ageing populations further favours the alternative investment sector.”

Paul Smith, Head of Bank of Bermuda’s Global Fund Services, said: “We are very excited about this new opportunity in Japan. This venture underlines the Bank’s top-line strategy of geographical expansion via market development and market penetration leveraging our well-established relationships, knowledge and experience and, more importantly, underpinning our long term commitment to meeting clients’ needs.”

Given its geographical and time zone proximity, large back office teams and specific Asia legal and regulatory expertise, Bank of Bermuda’s Hong Kong office will play a major role in the day-to-day operations of the Tokyo branch leveraging new applications such as Advent’s Geneva and Partner systems, GFSTrade and GFSOnline, which are key offerings in its modular technology platform.

-Ends-

Note to Editors
About Bank of Bermuda
The Global Fund Services (GFS) division of Bank of Bermuda provides all areas of fund servicing and custody for segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, fund-of-funds and private equity funds. Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with a network spanning 15 key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland. The Bank is listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB) and has total assets of $11.1 billion (as at 31 December 2002) and approximately $105 billion in assets under administration. Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

Contact:
Bank of Bermuda
Asia Pacific - Annie Cheng: +852 2847 1160
Europe - Maria Da Silva +44 (0) 207 296 4142
Americas - Rachel Barbour +44 (0) 207296 4140